POLY-PACIFIC TECHNOLOGIES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

The following Management and Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company’s audited consolidated financial statements and related notes, for the third quarter ended September 30, 2006.   All dollar amounts are expressed in Canadian funds unless otherwise stated.  The annual consolidated financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles.  The effective date of this report is November 28, 2006.

Overview:

History and nature of Business:

Poly-Pacific International Inc. (“Poly-Pacific” or the “Company”) is in the recycling business and under the trade name MultiCutTM, Poly-Pacific produces plastic media blast (PMB) from scrap plastic.  Designed for the rapid removal of paints and coatings from sensitive surfaces, PMB may be used on aircrafts, automobiles, composites, and electronic components.  PMB is a proven, environmentally friendly alternative to harsh chemical stripping agents and other hard abrasive materials.   Everwood Agricultural Products International Ltd. (“Everwood”), a wholly owned subsidiary, recycles the spent media and disposed plastic containers into plastic lumber for the agricultural industry.

Poly-Pacific Technologies Ltd (“PPT”)., a wholly owned subsidiary of the Company, is a key player in the Green Industry and a leading manufacturer of plastic media blast and plastic lumber.  Poly-Pacific Technologies Ltd. is an ISO 9001:2000 company.  It continues to develop its customer base through direct marketing and an expanding network of distributors in the United States, Asia, and Europe.

Effective, January 1, 2004, Poly-Pacific elected to report our consolidated financial statements in accordance with U.S. GAAP.   All financial information presented has been restated to be in accordance with U.S. GAAP.

POLY-PACIFIC TECHNOLOGIES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

The consolidated financial statements for the third quarter ended September 30, 2006, include the accounts of the Company and its wholly owned subsidiary, Poly-Pacific Technologies Ltd, (which have been translated to Canadian dollars as described on the audited financial statements) and Everwood Agricultural Products Ltd.

Summary of Unaudited Quarterly Results

The following table presents the unaudited selected financial data for each of the last eight quarters ended September 30, 2006:

	First, third and third quarter for the year ended December 31, 2006 and the fourth quarter ending December 31, 2005				First, third and third quarter for the year ended December 31, 2005 and the fourth quarter ending December 31, 2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues ($)	297,831	389,667	514,578	491,891	585,291	925,548	1,049,986	661,257
Net earnings (loss) ($)	(507,794)	(269,678)	(75,230)	(757,904)	(171,428)	(177,210)	(55,120)	(212,106)
Basic earnings (loss) per share ($)	(0.03)	(0.01)	nil	(0.04)	(0.02)	(0.02)	(0.01)	(0.02)
Diluted earnings (loss) per share ($)	(0.02)	(0.01)	nil	(0.04)	(0.02)	(0.02)	(0.01)	(0.02)

Results of Operations

Overall, the Company recorded a consolidated net loss of $507,794 ($0.04 per common share) for the three months of third quarter ended September 30, 2006 as compared with a consolidated net loss of $171,428 ($0.02 per common share) for the three months of third quarter ended September 30, 2005.  The consolidated net loss for the nine months period ending September 30, 2006 was $852,702 as compared to $403,758 for the nine months period ending September 30, 2006.  The large increase in the consolidated loss for 2005 as compared to 2004 was primarily attributable to the write-off of significant amount of slow-moving inventory (see Revenue and Direct cost section below).   In addition, there has been a decrease in sales of plastic media due to declining US economy, increased competitive forces and decrease in sales of agricultural products in 2006 as compared to 2005 as Poly-Pacific Technologies Inc. and Everwood has not been producing and selling agricultural lumber products since October 2005.  The Company is actively working with plant staff and engineers to setup the plant equipment at the new St. Thomas, Ontario plant to get the agricultural lumber in production and ready for market.    The Company is hopeful that Everwood will be in production in the near future to increase revenues.

POLY-PACIFIC TECHNOLOGIES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

Revenues and Direct Costs

Revenues for three months of third quarter ending September 30, 2006 were $297,831 as compared to $585,291 for the three months of third quarter ending September 30, 2005.  Revenues for the nine months period ending September 30, 2006 were $1,201,976 as compared to $2,560,825 for the same period in 2005.   As described above, the decrease in revenue for the nine months ended September 30, 2006 by $1,358,849 was primarily attributable to the decrease in sales of plastic media due to declining US economy and declining gross margins due to competitive pressures within plastic media industry and decrease in sales of agricultural products since October 2005.    In addition, as Everwood was unable to obtain raw material during the year to maintain production and thus had to be shut down and has not been in full production ever since that time.  All of these factors contributed to an overall decrease in revenues for the revenues for the nine month period ending September 30, 2006.

The Company has secured a new source for raw material and is actively working with plant staff and engineers to setup and test the plant equipment at the new St. Thomas, Ontario plant to get the agricultural lumber in production and ready for market.    The Company is hopeful that Everwood will be in production in the near future to increase revenues.   The Company is also in the process of setting up new equipment at the Ontario, California plant to further contribute to Company’s revenue.

Gross margins for the nine months period ending September 30, 2006 was 35.8% as compared to 44.7% for nine months ended September 30, 2005.  The large decrease in gross margin is because a significant amount of Company’s inventory was written-off resulting in a large increase in the direct costs balance, thus decreasing gross profit.  In the past, the inventory had been carried on the books at the cost of production and it was believed that there was an active market for this slow-moving or obsolete inventory; however, after a detailed re-evaluation of this inventory by the new management team and its potential sales market for such inventory, it was written down to a its net realizable value.    There was also significant amount of inventory which was stored at an off-site location was also partially written off for similar reasons and thus further contributing to a large decrease in gross margin and loss for the three and nine month period ended September 30, 2006.   Management intends to assess the value of their plant and off-site warehouse inventory on quarterly basis and will write-off any inventory as warranted.

POLY-PACIFIC TECHNOLOGIES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

Operating Expenses:

Overall, operating expenses were $1,224,832 for the nine months period ending September 30, 2006 compared to $1,494,166 for the nine months period ended September 30, 2005.  The operating expenses were $401,660 for the three months period of third quarter ending September 30, 2006 as compared to $458,595 for the three months period ended September 30, 2005.   The changes in operating expenses for the third quarter ending September 30, 2006 are attributed to the following:

General and administrative expenses increased by $80,430 from $263,441 to $183,011  for the three months ended September 30, 2006.   The increase has been due to additional costs (consultant fees, trades and sub-contractors and salaried staff) to modify and re-engineer the Everwood plant in St Thomas, Ontario.    Additional costs included in this balance in relation to Everwood are rent, utilities and repair and maintenance costs of plant and equipment, as compared to the same period in 2005 when agricultural lumber was produced in California.   As discussed above, once Everwood is in production, Everwood will be able to self-sustain these costs which are currently borne by the parent Company, resulting in improved profitability in the future.

Occupancy costs decreased by $59,511 from $137,207 for the three months ended September 30, 2005 to $77,696 for the three month period ending September 30, 2006 as the landlord for the Burnaby, Canada premises for the quarter had waived the rent for the quarter due to building renovations.   The remaining difference is due to the timing difference in recording and payment of some of the rental invoices for Everwood and Poly-Pacific Technologies Inc.

Professional fees increased by $40,061 to $86,715 for the three months ended September 30, 2006 from $46,654 for the three ended September 30, 2005 as Company paid consulting fees to various consultants in managing the operations of Poly-pacific Technologies and in promoting and fund-raising for the Company, as compared to the same period in 2005 when the company did not have these consultants.

Management fees decreased by $21,023 from $23,423 for the three months ended September 30, 2005 to $2,400 for the three months ended September 30, 2006 as the managements fees to a corporation controlled by a former director were accrued but later reversed resulting in this decrease for the quarter.

Amortization of property, plant and equipment decreased by $12,357 to $38,827 for the three months ended September 30, 2006 from $51,284 for the three months ended September 30, 2005, as the Company disposed off Everwood’s plant during the year resulting in a lower net book value base for the amortization calculation.   The disposal of this plant also resulted in a loss on disposal of property for $23,523 for the third quarter ended September 30, 2006.

POLY-PACIFIC TECHNOLOGIES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

Foreign exchange (gain) loss for three months ended September 30, 2006 was a gain of $58,126 as compared to a loss of $15,681 for the third quarter ended September 30, 2005 due timing differences (as to when the amount was recorded as compared to when it was actually paid and when the funds were transferred from one company to another) in the foreign exchange rate between the Canadian dollar and the US dollar.

Interest expense increased by $12,726 to $26,661 for the three months ended September 30, 2006 from $13,935 for the three ended September 30, 2005 as the Company increased its borrowing on the Bank loan during the year to assist with general working capital and also because the prime rate had increased in 2006 as compared to the same period in 2005, resulting in an overall increase in borrowing cost.

Income taxes:

The Company had a $nil balance for current and deferred taxes due to losses for periods ending September 30, 2006 and 2005.

Liquidity and Capital Resources

Working capital deficiency as at September 30, 2006 was $624,908 as compared to working capital deficiency of $365,443 as at December 31, 2005.   This large increase in the working capital deficiency is due to write-down of inventory (described in the Revenue and direct cost section), decrease in the accounts receivable and increase in the accounts payable.

The Company’s cash position decreased to $41,505 as compared to a cash balance of $61,346 as at December 31, 2005.    The Company also used $486,157 to fund operations, and received cash of $545,491 from financing activities and invested $79,175 to purchase machinery and equipment, for the nine months ended September 30, 2006.

During the quarter, Company’s President incorporated a new company which is controlled by him and other shareholders to raise funds for new joint venture/project (“project”) with the Company.   As of September 30, 2006, the affiliated company raised $100,000 of which $95,000 was loaned to the Company and the remainder funds were used to pay legal fees.  Some of the funds lent to the Company were used to develop the new project and the remainder was used to fund general working capital.   Though the full terms of this new project have not been finalized but the shareholders of both of the Companies will share equally or in other agreed amounts in the project’s profits.

Management is aware that it needs to increase revenues in order to cover its operating expenses and become profitable and has established business and marketing plans to achieve this objective.  Additional funding may be required to fully achieve meeting the targets set under the business and marketing plans.  Management is actively seeking new financing alternatives, either through debt or equity financing.

POLY-PACIFIC TECHNOLOGIES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

Capital commitments:

The Company has no significant commitments for property and equipment expenditures for 2006.  The Company has forecasted that any property and equipment expenditures incurred in 2006, based on future needs, will be funded from working capital and/or from operating or capital leases.

Transactions with related parties

During the third quarter, management fees of $2,400 were paid to corporations under significant influence of one of the Company’s directors.   Consulting fees of $12,000 and $10,000 of commission for raising capital were paid the Company’s president during the quarter.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of preferred shares.

As at September 30, 2005, the numbers of issued common shares were 24,787,380 as compared to 18,885,456 as at December 31, 2005.  No preferred shares have been issued.

As result of two private placements during the year, the Company issued 5,901,924 warrants.   In the first private placement, there were 4,400,714 issued and each warrant entitles the holder to purchase one additional Common Share at a price of $0.10 per Common Share for a period of two years following the date of closing.  For the second private placement, the Company issued 1,501,210 warrants and each warrant entitles the holder to purchase one additional Common Share at a price of $0.15 per Common Share for a period of two years following the date of closing.

As at September 30, 2005, there were 1,086,600 stock options outstanding.   No stock options were issued during the third quarter ended September 30, 2006.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable, bank loan, debenture payable and long-term debt. The Company has a substantial portion of its revenues derived in currencies other than Canadian dollar relative to those foreign currencies.  The Company also provides funding to its foreign subsidiary in the local currency of the subsidiary.  Fluctuations in payments made for the Company’s products and in repayment of advances to the subsidiary could cause unanticipated fluctuations in the Company’s operating results.  The fair value of these financial instruments approximates their carrying values.

POLY-PACIFIC TECHNOLOGIES INC.

FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2006

Risks and uncertainties

Based on current operating budgets, management believes it has sufficient capital resources to fund its immediate needs but will need to raise additional funds by way of equity financings, exercise of stock options and/or commercial credit facilities in the near future, in order to finance additional working capital requirements that will be necessary to fund internal growth and increase revenues and/or acquisitions to expand the business of the Company to return it to profitability. The Company cannot be certain that it will be able to obtain funds on favorable terms.  If the Company decides to raise funds by issuing additional equity securities, current shareholders will experience dilution. If the Company cannot obtain sufficient funds, it may not be able to fund future operations, increase the size of the operations, take advantage of future business opportunities or respond to technological developments or competitive pressures and ultimately continue in business.

The Company is dependent upon the continued availability and commitment of its key management whose contributions to immediate and future operations of the Company are of central importance.

The Company has experienced an operating loss for the third quarter ended September 30, 2006 and for fiscal year 2005, as well as. for the fiscal years 2004 and 2003.  There can be no or limited assurance that there will be continued earnings or positive cash flow in the immediate or foreseeable future.

Additional information

The Company’s publicly filed documents are available on SEDAR at www.sedar.com and on the US Securities and Exchange Commission (SEC)’s website on www.sec.gov/edgar.shtml

Forward-looking Statements

Except for historical information, “This Management’s Discussion and Analysis of Financial Condition and Operations” contains forward-looking statements, which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, risks associated with the Company’s lack of profitability, dependence on key personnel, technology advancements, additional long-term capital requirements and its stage of development. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.